WOODSIDE
AUSTRALIAN ENERGY

02 JUN -5 AM 11:50

15 May 2002

02034578

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to the North West Shelf welcoming the depreciation decision by the Government, lodged with the Australian Stock Exchange on 15 May 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

dlw 6/18

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday 15 May 2002
11.30am (WST)

NORTH WEST SHELF WELCOMES DEPRECIATION DECISION

The North West Shelf Joint Venture has welcomed the Budget announcement that the Government has decided to place caps on the effective life of assets used by the oil and gas industry.

Woodside Managing Director John Akehurst said on behalf of the Venture that the decision demonstrated that the Government understood the importance of providing an investment regime for new oil and gas projects which is internationally competitive.

"We are pleased that the Government has recognised that implementation of the extremely long write-off periods previously being proposed would have made it very difficult for Australia to compete against other low-cost suppliers and capture new liquefied natural gas sales contracts in Asia," he said.

"We therefore congratulate the Minister for Industry, Tourism and Resources, Mr Macfarlane, and his colleagues, for recognising the competitive pressures which exist in the gas industry around the world and for responding accordingly.

The six equal Participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Steven Gerhardy, Commonwealth Approvals Coordinator
W: (08) 9348 4230 M: 0419 943 778

Woodside Energy Ltd
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: 0419 558 166